July 12, 2006
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC
20549
Attention: Ms. Sandy Eisen

Re:	Pengrowth Energy Trust
Form 40-F for year ended December 31, 2005
Filed March 31, 2006
File No. 001-13253
This is in response to your letter dated June 29th. We will address each of your questions sequentially.
1)	General

We have uploaded our May 25, 2006 letter on July 10, 2006 as Correspondence into the Edgar filing system under Accession Number 0001130319-06-000555. We will ensure future letters are similarly filed.

2)	Clarification Language

Pengrowth acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
3)	Financial Statements, Note 2, Injectant Costs, page 88

Our practice of booking the recoverable portion of the injected products after they are injected is in accordance with the guidelines provided in the Canadian Oil and Gas Evaluation Handbook (COGEH) Volume 2, Section 6.7.5 and is therefore in compliance with the disclosure requirements of NI 51-101. The share of purchased injectants that are recorded as recoverable reserves is a small portion of the total amount, as we exclude purchased injectants that replace recorded sales, injectants that will remain unrecoverable in the reservoir and injectant shrinkage due to normal operation of the miscible flood.

Notwithstanding that we believe our presentation to be correct, our independent reserve engineers estimated approximately 0.8 million boe’s of purchased injectants are included in our total proved reserves of 175 million boe’s, representing approximately 0.4% of the total proved reserves at year end 2005.

NI 51-101 is different than SEC requirements in this instance as SEC requirements would not permit the inclusion of the estimated purchased injectants; however we refer to Item 17 (c) of the 40-F Instruction Form where “...financial statements and schedules may be prepared according to a comprehensive body of accounting principles other than those generally accepted in the United States if the following are disclosed:

1) An indication, in the accountant’s report or in a reasonably prominent headnote before the financial statements, of the comprehensive body of accounting principles used to prepare the financial statements; and

2) A discussion of the material variations in the accounting principles, practices, and methods used in preparing the financial statements from the principles, practices, and methods generally accepted in the United States and in Regulation S-X.”

We believe we are compliance with 1) above as we state in several places that the financial statements are prepared under Canadian generally accepted accounting principles and the operational information is prepared in accordance with NI 51-101. With respect to 2) above, we believe the variation between Canadian and U.S. practices are not material and therefore is not discussed.

4)	Financial Statements, Note 2, Asset Retirement Obligations, page 88
Pengrowth includes all estimated abandonment obligations in its ARO provision in the financial statements pursuant to FAS 143 and CICA 3110. Pengrowth’s Environmental group uses the provincial government regulatory guidelines including those published by the Alberta Energy Utilities Board to estimate the ARO to completely dismantle each well and facility and perform all surface and subsurface remediation necessary to obtain a certificate from the appropriate regulatory agency. Pengrowth’s ARO uses estimates that are higher than the government guidance in many cases as actual cost experience in certain areas is utilized. All balances and notes within the financial statements are based on this ‘total’ ARO.
As communicated in our letter to you of May 25, 2006, it is only in our disclosures on page 45 of our 2005 Annual Report and in the FAS 69 and Annual Information Form disclosure included in our 40-F filing where only the downhole abandonment costs are included in the calculation of future net revenue before income tax. We are unable to identify any specific guidance for FAS 69 to the contrary.
We refer to the following guidance within NI 51-101:

•	Instruction 3 to Item 2 of NI 51-101, Form 1 specifies that ‘In the disclosure of “abandonment and reclamation costs” referred to in clause 3(b)(v) of Item 2.1 and in clause 3(b)(v) of Item 2.2 include, at minimum, well abandonment costs.’ NI 51-101, Form 1, Item 2.1 clause 3(b)(v) and Item 2.2 clause 3(b)(v) prescribes the reporting of Future Net Revenue for reserves calculated using constant prices and costs and forecast prices and costs, respectively.
•	Instruction 3 to Item 2 of NI 51-101, Form 2 specifies that “The response to Item 6.4 will disclose total abandonment and reclamation costs and (in response to paragraph (d) of Item 6.4) the portion of total abandonment and reclamation costs, if any, not disclosed under clause 3(b)(v) of Item 2.1 and clause 3(b)(v) of Item 2.2.” Pengrowth discloses its total ARO on page 38 of its 2005 Annual Information Form which agrees to the ARO disclosed in the financial statements.
We have calculated the difference in the FAS 69 standardized measure of discounted future net cash flows between total abandonment costs per SEC regulation S-X 210.4-10 and using downhole abandonment costs. The difference amounts to approximately $80 million, an amount that we consider to be immaterial (2.4% of the total) when compared to the recorded amount of $3,344 million total discounted future net cash flows.
We trust this addresses your questions. Feel free to contact me if any additional questions.
Sincerely,
/s/ Chris Webster
Chris Webster
Chief Financial Officer
Pengrowth Energy Trust